
OFFERING STATEMENT

	4,000,000 Shares of Common Stock at $0.005 per Share		
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

THE COMPANY

1.   Name of issuer: Drone Guarder Inc.

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Frank Igwealor	Robert E Altermatt
Dates of Board Service:	7/14/2021 - Present	07/15/21 - Present
Principal Occupation:	Accountant - Managing Partner	Adjunct Faculty
Employer:	Goldstein Franklin, Inc.	El Camino College
Dates of Service:	04/12/2012 - Present	February 2006 - Present
Employer's principal business:	CPA Firm - public accounting	Public College
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:		
Position:	President, Secretary, Treasurer and Director	No other positions held with company
Dates of Service:	Since 07/14/2021	


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:	Video River Networks Inc.	Northrop Grumman
Employer's principal business:	Technology firm intending to operate and manage a portfolio of Electric Vehicles, Artificial Intelligence, Machine Learning and Robotics assets.	Aerospace and defense company
Title:	Chairman, Director and Chief Executive and Financial Officer	Member Of Technical Staff
Dates of Service:	October 2019 to present	December 1982 – November 2009
Responsibilities:	Management	Recruiter Talent Acquisition Operations Manager
Employer:	Givemepower Corp.	
Employer's principal business:	GiveMePower Corporation operates and manages a portfolio of real estate and financial services assets and operations to empower black persons in the United States through financial tools and resources.	
Title:	Chairman, Director and Chief Executive and Principal Financial Officer	
Dates of Service:	December 2019 to present	
Responsibilities:	Strategic leadership	
Employer:	Goldstein Franklin, Inc.	
Employer's principal business:	CPA Firm - public accounting	
Title:	Managing Partner / Accountant	
Dates of Service:	04/12/2012 - Present	
Responsibilities:	Management and Accountant	



OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

OFFICERS OF THE COMPANY

5.	Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Frank Igwealor
Title:	President CEO
Dates of Service:	7/14/2021 - Present
Responsibilities:	Management
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Video River Networks Inc.
Employer's principal business:	Technology firm intending to operate and manage a portfolio of Electric Vehicles, Artificial Intelligence, Machine Learning and Robotics assets.
Title:	Chairman, Director and Chief Executive and Financial Officer
Dates of Service:	October 2019 to present
Responsibilities:	Management
Employer:	Givemepower Corp.
Employer's principal business:	GiveMePower Corporation operates and manages a portfolio of real estate and financial services assets and operations to empower black persons in the United States through financial tools and resources.
Title:	Chairman, Director and Chief Executive and Principal Financial Officer
Dates of Service:	December 2019 to present
Responsibilities:	Strategic leadership
Employer:	Goldstein Franklin, Inc.
Employer's principal business:	CPA Firm - public accounting
Title:	Managing Partner / Accountant
Dates of Service:	04/12/2012 - Present
Responsibilities:	Management and Accountant


OFFERING STATEMENT

4,000,000	Shares of Common Stock at $0.005 per Share		
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Frank I Igwealor through Video River Networks Inc.	10,000,000 Special 2021 series A preferred shares shall always control a fixed 79% of the total voting power (Super-Voting Power) of ALL combined classes of ALL issued and outstanding shares	**79%**

.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Overview

We are an early stage security and surveillance company focusing on commercializing a drone enhanced home security system as a turnkey solution. The solution is app-based, Android mobile app component and utilizing a third party drone and infrared camera, and: once an alarm has been triggered, the DroneGuarder™ will immediately take off from a wireless charging pad. The camera within the drone will record video for a few seconds, process it and then send an alert if a threat is found, which the DroneGuarder™ app sends in the form of a text, image or short recorded video if supported by the GSM network. The DroneGuarder™ can fly for up to 20 minutes, using GPS to navigate in its preprogrammed areas and return back to its charging pad after completing surveillance.

Once an alarm has been triggered the drone will instantly leave its charging pad and fly to the destination where the alarm was activated, or any other predefined destination programmed for the specific alarm. The infrared (IR) camera will recognize any human movement night or day, and stream it directly to the smartphone that is connected to the drone when the app is open and the user is on that screen, recording all activity. On this drone and all drones from DJI, simultaneous action is not possible. The video must end before the phone can do other things. This is because if the video goes into the background, the video will stop and the drone will immediately return. All homes or businesses are great candidates for the drone alarm system as it is compatible with standard surveillance cameras and movement detectors. Each sensor's GPS position has been registered in the drone with a smartphone, so it knows exactly where to go.

The solution is expected to come as a packaged solution that can be tailored to fit the requirements of an individual security installation company and will be sold to U.S. based companies that provide security solutions for private homes, gated communities and construction sites. The solution is designed to be flexible enough to integrate into all existing security solutions that a gated community or private home might already have, as well incorporate add-ons with extra features if needed. The targeted markets include the USA, Canada, Europe, South Africa and the Asia-Pacific region.


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

Our primary revenue model is expected to be selling home security systems directly to the clients (e.g. homes, business, or security resellers) including through resellers, as it enables the Company to reach the widest customer base for the lowest cost. Our secondary business model is expected to be leasing home security systems for a monthly flat fee and pre-selling discounted first-versions of the product. We plan to develop our own software and acquire the hardware needed from a third party in an attempt to lower expenses.

The App is a key component of our security solution with our proprietary functionality built into the App controlled by a customer's iPhone or iPad. The performance includes "Patrol" where a customer clicks the Patrol button on the App and the drone autonomously patrols the entire grid of the customer's property using pre-designated GEO Fencing GPS weigh points that stream a real-time video feed back to the phone or tablet via the App.

Our new App will have a function called "Go Home" where at any time a customer can call the drone back to its home wireless charging base, normally located on the roof of the home or business. Additionally, we have a live weather function on the App and other abilities that are all part of the Drone Guarder App platform.

Security System Setup

The drone security system customer (hereafter known as the "Customer") buys a security system either in parts or as a package. There are two apps within the system: a controller app for the Android used as a home base for IoT that can only receive alarms from IoT, send messages and control the drone, and a presenter app for Android and iOS that can receive messages from the controller app, see video from the drone (via the sky) and send controls to the drone via the controller app. The Customer then downloads the security system Android app (hereafter known as the Controller App) from the Google Play Store onto an Android phone that is part of the security system, i.e., it must not leave the WiFi network it is connected to. If this happens, the Controller App must present a message saying that it has lost access to the home security WiFi network. Then, the customer downloads the presenter app from either the Google Play Store (for Androids) or the Apple Store.

The Customer is then able to perform the following actions:

1. The Customer is able to connect to the cloud service which is the backend of the Apps (we will need to confirm this with our web developer). Prior to the app download the Customer must have purchased a subscription from the website. In-App purchases are not available and must be done beforehand. The Apps must immediately offer a login window to the web service so that the Customer can be authorized.

2. The Customer is then able to connect to the home WiFi system. This is compulsory for the steps that follow.

3. The IoT device system is discoverable over WiFi (it usually broadcasts a second WiFi signal) and the user must connect the Controller App to the IoT system (similar to Chromecast) and then authorize themselves. This is part of the web service setup done separately and will use the same username and password used when purchasing the subscription. This connection window has options including error messages and contact options in case of errors.

4. Then the Apps must connect to the drone via its controller (only DJI Maveric Pro is supported). A connection window is then shown showing success or failure.

5. The Apps are finally ready for service.


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

6. The Apps will push notifications of ALIVE configurable as to the number of minutes to show that it is still connected to the drone and security system. Will push error notifications also.

7. The Customer will then select up to 5 phone numbers and 5 email addresses that they will receive alerts at (does not include livestream). The Apps may be programmed to choose the most common email addresses or phone numbers to send messages to them first. However, they do not have the capability to reply to messages or emails.

Sensor System Setup

The Customer starts up the Apps in Sensor Setup mode. This must be done at least once in order for the system to operate correctly. This can be removed from the other setup steps; however, if not done, the drone will not operate and all alerts from the sensors will be directly alerted to the Customer on the phone numbers and email addresses they have set up in their contact list.

The Customer shall then set up their Location settings to authorize the Apps to access the Location while active. Then they shall use this phone and take it to each sensor location and press a button to add that sensor location with a unique ID (indoors might be an issue so if there are no GPS coordinates, an error will be displayed when trying to add that location. Also if the GPS coordinate is identical to a previous sensor location, another error will be thrown).

Once all are added, the Customer shall be able to close the sensor setup and restart the Apps. Such a message must be displayed. The Customer shall then be able to see all sensors on a map and manually draw a path between them that is clear of obstacles. A third party Maps API will be used.

Patrol Mode

The Customer is able to set a patrol mode where the drone will patrol the home. This cannot be more frequent than once an hour since the battery takes time to charge for the drone. The Customer is able to see time remaining for drone charge and to cancel a patrol if needed. On patrol, the Customer is able to see images if he or she wants. By default this is turned OFF so that all the Customer gets is an "All is Well!" message or similar. The drone will patrol the home area and return if battery is low or it is called back or if the patrol is complete.

Alert Mode

The Customer receives an alert notification that a sensor has been breached on the Android device connected to the home network. The Apps then will display a message on screen and in addition, it must send a message to all other devices registered with the Apps. It must receive messages from the drone and process the images and must format the images and send them to registered devices if configured to do so.

Research and Development Pipeline

Our research and development pipeline currently includes the development and testing of our drone product, website and software.


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

Our Strategy/Mission

Our aim is to be the leading security and surveillance company focused on commercializing an innovative drone-enhanced home security system as a turnkey solution, generated from our research and development activities for developing a prototype of the drone and the software.

• Strategically collaborate.

We intend to seek to collaborate with universities plus security and surveillance providers/resellers for commercialization of our drone enhanced security systems to security and surveillance providers/resellers.

• Highly leverage external talent and resources.

We plan to maintain strong talent internally having expertise in our core areas of focus and as needed to execute efficiently on our development and business objectives. We operate by conducting in-house development on critical elements in our drone software, while forming strategic alliances around novel technologies and outsourcing generic development activities to established contract organizations. We plan to continue to rely on the very extensive experience of our management team to execute on our objectives.

 • Evaluate commercialization strategies in order to maximize the value of our products or future potential products.

As we progress our product through development toward commercialization, we plan to evaluate several options for the product's commercialization strategy. These options include building our own internal sales force; entering into a joint marketing partnership with another security and surveillance company, whereby we jointly sell and market the product; and out-licensing our product, whereby another security and surveillance company sells and markets our product and pays us a royalty on sales. Our decision will be based on a number of factors including capital necessary to execute on each option, size of the market to be addressed and terms of potential offers from other security and surveillance companies. It is too early for us to know which of these options we will pursue for our products, assuming their successful development.

Patents and Intellectual Property Rights

We do not currently possess any patents of our own; however, we rely on the intellectual property rights of the existing technologies as well as our trade secrets in order to protect our proprietary drone enhanced security product assets and associated technologies.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:


RISK FACTORS


Readers and prospective investors in our common stock should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this prospectus.

If any of the following risks actually occurs, our financial condition, results of operations and liquidity could be materially adversely affected. If this were to happen, the value of our common stock could decline, and if you invest in our common stock, you could lose all or part of your investment.

The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

Risks Relating to Our Financial Position, Our Need for Additional Capital and Our Business

We have not generated any significant third-party external revenue to date, and we anticipate that we will incur losses for the foreseeable future.

We may not generate the cash that is necessary to finance our operations in the foreseeable future. We have not generated any significant third-party external revenues to date. We expect to continue to incur substantial losses for the foreseeable future as we complete development of our product prototype and website.

We will require additional capital to fund our operations, and if we are unable to obtain such capital, we will be unable to successfully develop and commercialize our drone enhanced home security system.

We anticipate that we will require additional capital in the future in order to continue the research and development of our drone security system. Our future capital requirements will depend on many factors that are currently unknown to us, including, without limitation: the timing of progress, results and costs of our product development; the costs of product manufacturing and of establishing commercial manufacturing arrangements; the costs of preparing, filing, and prosecuting patent applications and maintaining, enforcing, and defending intellectual property-related claims; our ability to establish research collaborations, strategic collaborations, licensing or other arrangements; the costs to satisfy our obligations under potential future collaborations; and the timing, receipt, and amount of revenues or royalties, if any, from any approved products.

We have based our expectations relating to liquidity and capital resources on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Because of the numerous risks and


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

uncertainties associated with the development and commercialization of our products, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of our current products.

In order to develop and obtain regulatory approval for our products we will need to raise substantial additional funds. We expect to raise any such additional funds through public or private equity or debt financings, collaborative agreements with corporate partners or other arrangements. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. General market conditions may make it very difficult for us to seek financing from the capital markets. If we raise additional funds by issuing equity securities, substantial dilution to existing shareholders would result. If we raise additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate our business. We may be required to relinquish rights to our technologies or drones or grant licenses on terms that are not favorable to us in order to raise additional funds through strategic alliances, joint ventures or licensing arrangements.

If adequate funds are not available on a timely basis, we may be required to: terminate or delay testing or other development for our products; delay arrangements for activities that may be necessary to commercialize our products; or cease operations.

In addition, if we do not meet our payment obligations to third parties as they come due, we may be subject to litigation claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and distract management, and may have unfavorable results that could further adversely impact our financial condition.

Risks Related to the Development and Regulatory Approval of Products

Our success largely depends on the success of our drone prototype development, which is at an early stage.

The success of our business depends substantially upon our ability to develop, obtain regulatory approval for and commercialize our drones successfully. Our research and development programs are prone to the significant and likely risks of failure inherent in product development. We intend to continue to invest most of our time and financial resources in our research and development programs.

Before obtaining regulatory approvals for the commercial sale of any drone product for a target indication, we must demonstrate with substantial evidence gathered in well-controlled product trials, and, with respect to approval in the United States, to the satisfaction of the Federal Aviation Administration, or FAA, or, with respect to approval in other countries, similar regulatory authorities in those countries, that the product is safe and effective for use for that target indication. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain, and subject to unanticipated delays. Despite our efforts, our products may not: offer improvement over existing, comparable products; be proven safe and effective in product trials; or meet applicable regulatory standards.

Furthermore, we have not marketed, distributed or sold any products. Our success will, in addition to the factors discussed above, depend on the successful commercialization of our products, which may require: obtaining and maintaining commercial manufacturing arrangements with third-party manufacturers; or collaborating with security companies or contract sales organizations to market and sell any approved product.

OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

Many of these factors are beyond our control. We do not expect any of our products to be commercially available for several months. Accordingly, we do not anticipate generating revenues from the sale of products in the near- or medium-term.

If trials of our products are prolonged, delayed, suspended or terminated, we may be unable to commercialize our products on a timely basis, which would require us to incur additional costs and delay our receipt of any revenue from potential product sales.

We cannot predict whether we will encounter problems with our product trials or any future trials that will cause us or any regulatory authority to delay or suspend those trials or delay the analysis of data derived from them. A number of events, including any of the following, could delay the completion of our planned product trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular product: conditions imposed us on us by the Federal Aviation Authority (FAA) or any foreign regulatory authority regarding the scope or design of our product trials; delays in obtaining, or our inability to obtain, required approvals from institutional review boards, or IRBs, or other reviewing entities at clinical sites selected for participation in our clinical trials; insufficient supply or deficient quality of our products or other materials necessary to conduct our trials; failure of our third-party contractors to meet their contractual obligations to us in a timely manner.

The regulatory approval processes of the FAA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our products, our business will be substantially harmed.

The time required to obtain approval by the FAA and comparable foreign authorities is inherently unpredictable and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of research data necessary to gain approval may change during the course of a product's development and may vary among jurisdictions. We have not obtained regulatory approval for any products and it is possible that none of our existing products or any products we may seek to develop in the future will ever obtain regulatory approval.

Our products could fail to receive regulatory approval for many reasons, including the following: the FAA or comparable foreign regulatory authorities may disagree with the design or implementation of our product trials; we may be unable to demonstrate to the satisfaction of the FAA or comparable foreign regulatory authorities that a product is safe and effective for its proposed indication; we may be unable to demonstrate that a product's security and other benefits outweigh its safety risks; the FAA or comparable foreign regulatory authorities may disagree with our interpretation of data from studies or trials; the FAA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for commercial supplies; or the approval policies or regulations of the FAA or comparable foreign regulatory authorities may significantly change in a manner rendering our research data insufficient for approval.

Even if our products receive regulatory approval in the United States, we may never receive approval or commercialize our products outside of the United States.

In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FAA approval. The regulatory approval process in


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

other countries may include all of the risks detailed above regarding FAA approval in the United States as well as other risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval would impair our ability to develop foreign markets for our products.

Both before and after marketing approval, our drones are subject to ongoing regulatory requirements and continued regulatory review, and if we fail to comply with these continuing requirements, we could be subject to a variety of sanctions and the sale of any approved products could be suspended.

Any regulatory approvals that we receive for our drones may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including product trials, and surveillance to monitor the safety and efficacy of the product. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with the regulatory requirements of the FAA and other applicable U.S. and foreign regulatory authorities could subject us to administrative or judicially imposed sanctions, including: restrictions on the marketing of our products or their manufacturing processes; warning letters; civil or criminal penalties; fines; injunctions; product seizures or detentions; import or export bans; voluntary or mandatory product recalls and related publicity requirements; suspension or withdrawal of regulatory approvals; total or partial suspension of production; and refusal to approve pending applications for marketing approval of new products or supplements to approved applications.

The FAA's policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our drones. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Risks Related to the Commercialization of Our Drones

Even if any of our drones receive regulatory approval, if such approved product does not achieve broad market acceptance, the revenues that we generate from sales of the product will be limited.

Even if any product we may develop or acquire in the future obtain regulatory approval, they may not gain broad market acceptance among security and surveillance companies and users. Consequently, even if we discover, develop and commercialize a product, the product may fail to achieve broad market acceptance and we may not be able to generate significant revenue from the product.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell an approved product, we may be unable to generate product revenue.

We do not currently have an organization for the sales, marketing and distribution of our products. In order to market any products that may be approved by the FAA, we must build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable.


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

The markets for our products are subject to intense competition. If we are unable to compete effectively, our products may be rendered noncompetitive or obsolete .

We will face competition with respect to all products we may develop or commercialize in the future from security and surveillance companies worldwide. The key factors affecting the success of any approved product will be its indication, label, efficacy, safety profile, method of administration, pricing, and level of promotional activity relative to those of competing drones.

Furthermore, many large security and surveillance companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the development of novel drones that target the same indications we are targeting with our research and development program. We face, and expect to continue to face, intense and increasing competition as new products enter the market and advanced technologies become available.

If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, we could incur substantial liability.

The use of our products in product trials and the sale of any products for which we obtain marketing approval will expose us to the risk of product liability claims. Product liability claims might be brought against us by consumers, security and surveillance providers or others selling or otherwise coming into contact with our products. If we cannot successfully defend ourselves against product liability claims, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in: decreased demand for any approved products; impairment of our business reputation; costs of related litigation; distraction of management's attention; substantial monetary awards to patients or other claimants; loss of revenues; and the inability to successfully commercialize any approved products.

If our customers' security systems are breached by cyber hackers, we could lose consumer trust and incur substantial liability.

Our drone enhanced security systems may be vulnerable to security breaches from cyber hackers, which may expose us to risk of liability claims as well as result in: decreased demand for our products; impairment of our business reputation; costs of related litigation; distraction of management's attention; substantial monetary awards to patients or other claimants; loss of revenues; and the inability to successfully commercialize any approved products.

Our customers must obtain approval from local U.S. police in order to fly our drones; failure to do so could damage the reputation of the Company.

In order to fly drones over a certain area in the U.S., consumers must contact their local police department and obtain approval to do so. If the user fails to do this and is consequently reprimanded, it may damage the Company's reputation and a decline in demand for our products; loss of revenues; distraction of management's attention; and the inability to successfully commercialize our products.


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

Risks Related to Our Dependence on Third Parties

We have no manufacturing capacity and depend on a third-party manufacturer to produce our products.

We do not currently operate manufacturing facilities for production of any of our drones. We have no experience in drone manufacturing, and we lack the resources and the capabilities to manufacture any of our drones on a commercial scale. As a result, we rely on a third-party manufacturer to supply, store, and distribute supply of our products, and plan to continue to do so for the foreseeable future.

Our drones require precise, high quality manufacturing. Failure by our contract manufacturer to achieve and maintain high manufacturing standards could result in patient injury or death, product recalls or withdrawals, delays or failures in testing or delivery, cost overruns, or other problems that could seriously hurt our business. Contract manufacturers may encounter difficulties involving production yields, quality control, and quality assurance. These manufacturers are subject to ongoing periodic and unannounced inspections by the FAA and corresponding state and foreign agencies to ensure strict compliance with all applicable government regulations and corresponding foreign standards; however, we do not have control over third-party manufacturers' compliance with these regulations and standards.

We anticipate continued reliance on third-party manufacturers if we are successful in obtaining marketing approval from the FAA and other regulatory agencies for any of our products, and our commercialization of any of our products may be halted, delayed or made less profitable if those third parties fail to obtain such approvals, fail to provide us with sufficient quantities of product or fail to do so at acceptable quality levels or prices.

If the FAA or other regulatory agencies approve any of our products for commercial sale, we expect that we would continue to rely, at least initially, on third-party manufacturers to produce commercial quantities of approved products. These manufacturers may not be able to successfully increase the manufacturing capacity for any approved products in a timely or economic manner, or at all. Significant scale-up of manufacturing may require additional validation studies, which the FAA must review and approve.

We depend on third-party suppliers for key raw materials used in our manufacturing processes, and the loss of these third-party suppliers or their inability to supply us with adequate raw materials could harm our business.

We rely on third-party suppliers for the raw materials required for the production of our drones. Our dependence on these third-party suppliers and the challenges we may face in obtaining adequate supplies of raw materials involve several risks, including limited control over pricing, availability, quality and delivery schedules. We cannot be certain that our suppliers will continue to provide us with the quantities of these raw materials that we require or satisfy our anticipated specifications and quality requirements. Any supply interruption in limited or sole sourced raw materials could materially harm our ability to manufacture our products until a new source of supply, if any, could be identified and qualified. Although we believe there are currently several other suppliers of these raw materials, we may be unable to find a sufficient alternative supply channel in a reasonable time or on commercially reasonable terms.

Risks Related to Our Intellectual Property

If we are unable to adequately protect or enforce the intellectual property relating to our products, our ability to successfully commercialize our products will be harmed.

FP: truCrowd



Drone Guarder Inc.
370 Amapola Avenue
Suite 200A
Torrance CA 90501

OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

Our success depends in part on our ability to protect our products from unauthorized or infringing use by third parties both in the United States and in other countries. Due to evolving legal standards relating to the patentability, validity and enforceability of patents, rights under any issued patents on existing technological features of our drones may not provide us with sufficient protection for our products or provide sufficient protection to afford us a commercial advantage against competitive products or processes.

In the event that a third party has also filed a U.S. patent application relating to our products or a similar invention, we may have to participate in interference or derivation proceedings declared by the USPTO to determine priority of invention in the United States. The costs of these proceedings could be substantial and it is possible that our efforts would be unsuccessful, resulting in a loss of our U.S. patent position. Furthermore, we may not have identified all U.S. and foreign patents or published applications that affect our business either by blocking our ability to commercialize our drones or by covering similar technologies.

We may be subject to a third-party pre-issuance submission of prior art to the U.S. Patent and Trademark Office, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review, or other patent office proceedings or litigation, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third party patent rights.

We may not be able to protect our intellectual property rights throughout the world.

The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties in protecting or are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

Litigation regarding patents, patent applications and other proprietary rights may be expensive and time consuming. If we are involved in such litigation, it could cause delays in bringing products to market and harm our ability to operate.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. Other parties may hold or obtain patents in the future and allege that the use of our technologies infringes these patent claims or that we are employing their proprietary technology without authorization.

In addition, third parties may challenge or infringe upon our existing or future patents. Proceedings involving our patents or patent applications or those of others could result in adverse decisions regarding: the patentability of our inventions relating to our products; and/or the enforceability, validity or scope of protection offered by patents relating to our products.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may: incur substantial monetary damages; encounter significant delays in bringing our products to market; and/or be precluded from participating in the manufacture, use or sale of our products.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.

We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable; however, trade secrets are difficult to protect. We rely in part on confidentiality agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Risks Relating to Our Securities

If a market for our common stock does not develop, shareholders may be unable to sell their shares.

Our common stock is quoted under the symbol "DRNG" on the OTC PINK Market operated by OTC Markets Group, Inc., an electronic inter-dealer quotation medium for equity securities. We do not currently have an active trading market. There can be no assurance that an active and liquid trading market will develop or, if developed, that it will be sustained.

Our securities are very thinly traded. Accordingly, it may be difficult to sell shares of our common stock without significantly depressing the value of the stock. Unless we are successful in developing continued investor interest in our stock, sales of our stock could continue to result in major fluctuations in the price of the stock.

Because we are subject to the "Penny Stock" rules, the level of trading activity in our stock may be reduced.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's


OFFERING STATEMENT

4,000,000	Shares of Common Stock at $0.005 per Share		
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules which may increase the difficulty Purchasers may experience in attempting to liquidate such securities.

Effect of Amended Rule 15c2-11 on the Company's securities.

The SEC released and published a Final Rulemaking on Publication or Submission of Quotations without Specified Information amending Rule 15c2-11 under the Exchange Act ("Rule 15c2-11," the "Amended Rule 15c2-11"). To be eligible for public quotations on an ongoing basis, Amended Rule 15c2-11's modified the "piggyback exemption" that required that (i) the specified current information about the company is publicly available, and (ii) the security is subject to a one-sided (i.e. a bid or offer) priced quotation, with no more than four business days in succession without a quotation. Under Amended Rule 15c2-11, shell companies like the Company (and formerly suspended securities) may only rely on the piggyback exemption in certain limited circumstances. The Amended Rule 15c2-11 will require, among other requirements, that a broker-dealer has a reasonable basis for believing that information about the issuer of securities is accurate. Our security holders may find it more difficult to deposit common stock with a broker-dealer, and if deposited, more difficult to trade the securities on the Pink Sheets. The Company intends to provide the specified current information under the Exchange Act but there is no assurance that a broker-dealer will accept our common stock or if accepted, that the broker-dealer will rely on our disclosure of the specified current information.

The outstanding shares of our Series A Super Voting Convertible Preferred Stock effectively preclude current and future owners of our common stock from influencing any corporate decision.

Our current director, Frank I Igwealor through Video River Networks Inc. control 100% of the outstanding shares of our Series A Super Voting Convertible Preferred Stock. The Series A Super Voting Convertible Preferred Stock has 10,000,000 Special 2021 series A preferred shares shall always control a fixed 79% of the total voting power (Super-Voting Power) of ALL combined classes of ALL issued and outstanding shares. Mr. Igwealor will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. Their control of the outstanding Series A Super Voting Convertible Preferred Stock may also delay or prevent a future change of control of our company at a premium price, if they oppose it.

We do not expect to pay dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will occur only if our stock price appreciates.

Provisions in the Nevada Revised Statutes and our Bylaws could make it very difficult for an investor to bring any legal actions against our directors or officers for violations of their fiduciary duties or could require us to pay any amounts incurred by our directors or officers in any such actions.


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

Members of our board of directors and our officers will have no liability for breaches of their fiduciary duty of care as a director or officer, except in limited circumstances, pursuant to provisions in the Nevada Revised Statutes and our Bylaws as authorized by the Nevada Revised Statutes. Specifically, Section 78.138 of the Nevada Revised Statutes provides that a director or officer is not individually liable to the company or its shareholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that (1) the director's or officer's act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (2) his or her breach of those duties involved intentional misconduct, fraud or a knowing violation of law. This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. Accordingly, you may be unable to prevail in a legal action against our directors or officers even if they have breached their fiduciary duty of care. In addition, our Bylaws allow us to indemnify our directors and officers from and against any and all costs, charges and expenses resulting from their acting in such capacities with us. This means that if you were able to enforce an action against our directors or officers, in all likelihood, we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay. Accordingly, our indemnification obligations could divert needed financial resources and may adversely affect our business, financial condition, results of operations and cash flows, and adversely affect prevailing market prices for our common stock.

Risks Related to the Note Financings

Common Shares that we issue upon conversion of promissory notes will dilute our existing stockholders and depress the market price of our common stock.

As of the date of this prospectus, we are obligated to issue approximately 85,000,000 common shares upon conversion of the currently outstanding EMA Note and Auctus Note. For EMA, the share total is based on $125,000 of currently outstanding principal and unpaid interest and based upon a conversion price equal to the lesser of (i) the trading price for our common stock on the trading day prior to the closing date of the Note, or (ii) a 50% discount to the lowest trading or lowest closing bid price for our common stock during the 25 trading day period immediately prior to conversion, whichever is lower. For Auctus, the shares total is based on $165,000 of currently outstanding principal and unpaid interest and based upon a conversion price equal to the lesser of (i) the lowest trading price of our common stock during the twenty-five-day trading period prior to the issue date of the Auctus Note and (ii) 50% of the lowest trading price of our common stock during the twenty-five-day trading period prior to the conversion.

The total potential issuable shares increases with the inclusion of additional interest and any decrease in our stock price. As of the date of this prospectus, no shares have been issued pursuant to conversion of the notes and neither lender has elected to convert any part of the notes to date.

The issuance of shares upon conversion of the notes will dilute our existing shareholders. The number of common shares issuable by us upon conversion of the notes is dependent on the trading price of our common shares during the twenty days prior to conversion. If the price of our stock declines in value, we will be obligated to issue more shares to the note holders which would have a further dilutive effect on our stock which could depress the market price of our common stock.



OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

We may be required to issue a significant amount of common shares upon conversion of notes that could result in a change of control.

The conversion price of the notes is based upon the trading price of our common shares. There is no way to determine with certainty the number of common shares we will be required to issue should note holders convert their notes into our common shares. As the notes are converted our stock price will decline requiring us to issue an increased number of common shares. We are currently authorized to issue 3,500,000,000 common shares. We presently have 2,611,755,546 shares outstanding. We could be required to increase our authorized shares to provide sufficient authorized common stock for conversion of the notes.

The holders of the notes convertible into our common stock will pay less than the then- prevailing market price for our common stock.

The notes are convertible at the lesser of (i) the trading price for our common stock on the trading day prior to the closing date of the Note, or (ii) a 50% discount to the lowest trading or lowest closing bid price for our common stock during the 25 trading day period immediately prior to conversion, whichever is lower. As such, the note holders have a financial incentive to sell our common stock immediately upon receiving the shares to realize the profit equal to the difference between the discounted price and the market price. If the noteholders sell shares, the price of our common stock will likely decrease. If our stock price decreases, the noteholders may have a further incentive to sell the shares of our common stock that they hold. These sales may put further downward pressure on our stock price and reduce the value of your common shares.

If our stock price materially declines, the convertible note holders will have the right to a large number of shares of common stock upon exchange of amounts due under the notes, which may result in significant dilution.

The notes have a conversion feature which is based upon 50% of our lowest trading price over a twenty trading day period. If our common stock price materially declines, we will be obligated to issue a large number of shares to the holders of these notes upon conversion. This will likely materially dilute existing shareholders. The potential for such dilutive issuances upon conversion of outstanding notes may depress the price of common stock regardless of our business performance, and could encourage short selling by market participants, especially if the trading price of our common stock begins to decrease.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.


OFFERING STATEMENT

	# Of Shares	Total Proceeds	Net Proceeds
4,000,000 Shares of Common Stock at $0.005 per Share			
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

THE OFFERING

9.   What is the purpose of this offering?

To support expansion.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$20,000.00	$250,000.00
Less: Portal Success Fee of 8%	$11,600.00	$30,000.00
Net Proceeds	$8,400.00	$220,000.00
Use of Net Proceeds		
Marketing	$8,000.00	$150,000.00
Legal and Accounting	$0.00	$20,000.00
General Operating Capital	$400.00	$50,000.00
Total Use of Net Proceeds	$8,400.00	$220,000.00

The above figures are estimates and may change due to strategic, economic, and/or other factors.

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $20,000. After the Minimum Offering Proceeds have been reached, and the company decides to close the offerings, the company's stock transfer is Pacific Stock Transfer to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Common share offered at $0.005 in the par value of $0.001

14.   Do the securities offered have voting rights? ☑ Yes ☐ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities



OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights				Other Rights			
Preferred Stock (list each class in order of preference):										
Series A Super Voting Preferred	10,000,000	10,000,000	Yes	☑	No	☐	Yes ☑		No	☐
							Specify:	The Series A Super Voting Convertible Preferred Stock has 10,000,000 Special 2021 series A preferred shares shall always control a fixed 79% of the total voting power (Super-Voting Power) of ALL combined classes of ALL issued and outstanding shares.		
Common Stock:										
	3,600,000,000	2,611,755,546	Yes	☑	No	☐	Yes ☐		No	☑
							Specify:	Each share has 1 vote		

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Series A Super Voting Convertible Preferred Stock has 10,000,000 Special 2021 series A preferred shares shall always control a fixed 79% of the total voting power (Super-Voting Power) of ALL combined classes of ALL issued and outstanding shares.

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

None

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The Company has elected to use the Efficient Market Hypothesis theory based on the lowest closing price on the OTC Market Group trading platform of $0.005.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor thinks is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

24.   Describe the material terms of any indebtedness of the issuer:

Creditor Name(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Adam Taylor et alii	$10,000	10%	Due on Demand	See Below
Adam Taylor et alii	$12,500	10%	Due on Demand	See Below
Adam Taylor et alii	$15,000	10%	Due on Demand	See Below
Adam Taylor et alii	$25,000	10%	Due on Demand	See Below
Adam Taylor et alii	$55,000	10%	Due on Demand	See Below
Adam Taylor et alii	$20,000	10%	Due on Demand	See Below
Adam Taylor et alii	$20,000	10%	Due on Demand	See Below
Adam Taylor et alii	$20,000	10%	Due on Demand	See Below
Adam Taylor et alii	$15,000	10%	Due on Demand	See Below
Auctus Fund LLC	$165,000	12%	Defaulted	See below Item (2)
EMA Financial	$165,000	12%	Defaulted	See below Item (3)
Auctus Fund LLC	$125,000	8%	Defaulted	See below Item (4)
EMA Financial	$125,000	12%	Defaulted	See below Item (5)

We have determined that no further payment of principal or interest on these notes should be made because the note holders failed to perform his underlying obligations giving rise to this note. As such, we are confident that if the note holder were to seek legal redress, a court would decide in our favor by either voiding the note or awarding damages sufficient to offset the note value.

CONVERTIBLE NOTES PAYABLE

Item (1) October 17, 2017, the Company entered into a financing arrangement in the principal amount of $445,000 consisting of a convertible promissory note and warrants to purchase common shares of the company. As of January 31, 2020, the company has borrowed $225,000 of the available balance of $ 445,000. The outstanding principal of the Note bears interest at the rate of 10% per annum and is due July 17, 2018. An original debt discount in the amount of $ 25,000 on the issuance of the note and will be amortized over theThe note payable is currently in default. As a result the lender is entitled to increase the interest rate on the note to 22% and to increase the conversion eligible amount of the note by 15% for each major default. As of January 31, 2020 the derivative liability associated with the note payable and the warrants are $ 0 and the balance of debt discount is $ 0. life of the note. The Note is convertible at the option of the holder into common stock of the Company at a conversion price of $0.25 per share. A debt discount related to the fixed rate conversion feature in the amount of $66,442 was recorded and is being amortized over the life of the note. In addition, the holder of the note received warrants to purchase shares of the Company's common stock equal to $225,000 divided by the market value of the shares on the date the financing arrangement was entered into. Upon issue, the Company recorded derivative liabilities for the conversion feature of the convertible notes and warrants, based up on the Binomial Fair Value Model and using the following assumptions: an exercise price of $0.25, our stock price on the date of grant $.126 expected dividend yield of 0%, expected volatility of 251.50, risk free interest rate of 1.25 for notes payable and 1.97% for warrants and an expected term of 0.75 years for notes payable and 5 years for warrants.


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

Upon initial valuation, the derivative liability of $168,573 was recorded as a debt discount which is being amortized over the life of the note payable.

Item (2) January 17, 2018, the Company issued a convertible note payable the principal amount of $165,000. Principal of the Note bears interest at the rate of 8% per annum and is due January 17, 2019. An original debt discount in the amount of $ 9,000 on the issuance of the note and will be amortized over the life of the note. The Note is convertible at the option of the holder into common stock of the Company at a conversion price he lesser of the trading price of the common stock on the trading day prior to the closing date of the note or 50% of the lowest trading or closing bid for the common stock during the 20 trading day period immediately prior to conversion.. Upon issue, the Company recorded derivative liabilities for the conversion feature of the convertible notes and warrants, based up on the Binomial Fair Value Model and using the following assumptions: an exercise price of $0.052, our stock price on the date of grant $.024, expected dividend yield of 0%, expected volatility of 113.400, risk free interest rate of 1.79 for notes payable, and remaining term of 1.00 year. Upon initial valuation, the derivative liability of $156,000 was recorded as a debt discount which is being amortized over the life of the note payable. As of January 31, 2020, the derivative liability was recalculated using the Binomial Fair Value Model as $297,793 and there is an unamortized balance of debt discount of $ 34,375.

Item (3) January 22, 2018, the Company issued a convertible note payable the principal amount of $165,000. Principal of the Note bears interest at the rate of 12% per annum and is due October 22, 2018. The "Conversion Price" will be the lesser of (i) the lowest trading price of our common stock during the twenty five-day trading period prior to the issue date of the Note and (ii) 50% of the lowest trading price of our common stock during the twenty-five-day trading period prior to the conversion. Upon issue, the Company recorded derivative liabilities for the conversion feature of the convertible notes and warrants, based up on the Binomial Fair Value Model and using the following assumptions: an exercise price of $0.037, our stock price on the date of grant $.079, expected dividend yield of 0%, expected volatility of 113.400, risk free interest rate of 1.79 for notes payable, and remaining term of .75 year. Upon initial valuation, the derivative liability of $165,000 was recorded as a debt discount which is being amortized over the life of the note payable. As of January 31, 2020, the derivative liability was recalculated using the Binomial Fair Value Model as $663,683.

Item (4) May 8, 2018, the Company issued a convertible note payable the principal amount of $125,000. Principal of the Note bears interest at the rate of 8% per annum and is due January 8, 2019. The "Conversion Price" will be the lesser of (i) the lowest trading price of our common stock during the twenty five-day trading period prior to the issue date of the Note and (ii) 50% of the lowest trading price of our common stock during the twenty-five-day trading period prior to the conversion. Upon issue, the Company recorded derivative liabilities for the conversion feature of the convertible notes and warrants, based up on the Binomial Fair Value Model and using the following assumptions: an exercise price of $0.024, our stock price on the date of grant $.05, expected dividend yield of 0%, expected volatility of 137.100, risk free interest rate of 2.44 for notes payable, and remaining term of .75 year. Upon initial valuation, the derivative liability of $125,000 was recorded as a debt discount which is being amortized over the life of the note payable. As of January 31, 2020, the derivative liability was recalculated using the Binomial Fair Value Model as $225,674 and there is an unamortized balance of debt discount of $ 48,611.

Item (5) May 10, 2018, the Company issued a convertible note payable the principal amount of $125,000. Principal of the Note bears interest at the rate of 12% per annum and is due January 9, 2019. The "Conversion Price" will be the lesser of (i) the lowest trading price of our common stock during the twenty five-day trading period prior to the issue date of the Note and (ii) 50% of the lowest trading price of our common stock during the twenty-five-day trading period prior to the conversion. Upon issue, the Company recorded derivative liabilities for the conversion feature of the convertible notes and warrants, based up on the Binomial Fair Value Model and using the following assumptions: an exercise price of $0.024, our stock price on the date of grant $.05, expected dividend yield of 0%, expected volatility of 137.100, risk free interest rate of 2.44 for notes payable, and remaining term of .75 year. Upon initial valuation, the derivative liability of $125,000 was recorded as a debt discount which is being amortized over the life of the note payable. As of January 31, 2020, the derivative liability was recalculated using the Binomial Fair Value Model as $225,674 and there is an unamortized balance of debt discount of $ 48,611.


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

25.   What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

NONE

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☑ Yes ☐No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

Financial Condition - Liquidity and Capital Resources. As of July 31, 2021, the company had zero cash in the bank. The company intends to raise additional funds through equity financing. As of July 31, 2021 the Company has debt obligations in the amounts of $1,658,745.



OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

Drone Guarder, Inc.

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

F-1



OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

Drone Guarder, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	January 31,			
		2020		**2019**
ASSETS				
Cash	$	-	$	-
Investment in intellectual property		-		-
TOTAL ASSETS	$	-	$	-
LIABILITIES & EQUITY				
Liabilities				
Current Liabilities	$		$	
Convertible Notes		701,234		701,234
Promissory Notes payable		192,500		192,500
Advances related party		101,329		101,329
Other Liabilities		663,682		663,682
Total Current Liabilities	$	1,658,745	$	1,658,745
Total Long Term Liabilities	$	0	$	0
Stockholders' deficit:				
Preferred stock, $.001 par value, 1,000,000 shares authorized, 1,000,000 issued and outstanding as at January 31, 2020 and 2019 respectively.		1,000		1,000
Common Stock, $0.001 par value, 5,000,000,000 shares authorized, 142,950,000 issued and outstanding as at January 31, 2020 and 2019 respectively.		142,950		142,950
Additional Paid-in Capital		683,473		683,473
Accumulated Deficits		(2,486,168)		(2,486,168)
Total Equity		(1,658,745)-		(1,658,745)-
TOTAL LIABILITIES & EQUITY	$	-	$	-

The accompanying notes are an integral part of these financial statements.

F-2


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

Drone Guarder, Inc.

**CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)**

	For the Year Ended January 31,	
	2020	2019
Ordinary Income/Expense		
Revenue		
Sales	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit	-	-
Operating Expense	-	-
Employee compensation and benefits		234,667
Stock-based compensation		113,100
Debt amortization		-
General and administrative		127,872
Professional fees		47,348
Depreciation and amortization	-	10 -
Total operating expenses	-	522,997
Operating Loss		
Other Income		
Interest income		991,333
Interest expense	-	
Total Other Income (Expense)	-	(991,333
Net Income Adjustments		
NET COMPREHENSIVE LOSS	$ -	$ $(1,514,330)
BASIC AND DILUTED LOSS PER SHARE:		
Net loss per common share - basic and diluted	$ -	$ -
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:		
Basic	142,950,000	142,950,000

The accompanying notes are an integral part of these financial statements.

F-3


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

Drone Guarder, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

(UNAUDITED)

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	
	# of Shares	Amount	# of Shares	Amount	Capital	Deficit	TOTAL
Balance - January 31, 2018			133,400,000	$133,400	$ 130,123	$ (971,838)	$(708,315)
	-	-	-	-	-	-	-
Shares Issuance	1,000,000	$1,000	9,550,000	$9,550	$ 553,350	$(1,514,330)	$(950,430)
Net Income(Loss) - January 31, 2019	-	-	-	-	-	-	-
Balance - January 31, 2019	1,000,000	$ 1,000	142,950,000	$142,950	$ 683,473	$(2,486,168)	$(1,658,745)
Net Income(Loss) - January 31, 2020	-	-	-	-	-	-	-
Balance - January 31, 2020	1,000,000	$ 1,000	142,950,000	$142,950	$ 683,473	$(2,486,168)	$(1,658,745)

The accompanying notes are an integral part of these financial statements.

F-4



Drone Guarder Inc.
370 Amapola Avenue
Suite 200A
Torrance CA 90501

OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000,000**	**$20,000**	**$8,400**
Maximum Amount	**50,000,000**	**$250,000**	**$220,000**

Drone Guarder, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Year Ended January 31,			
	2020		2019	
Cash Flows from Operating Activities:				
Net income(loss)	$		$	(1,514,330)
Adjustments to reconcile net income(loss) to net cash		-		-
used in operating activities		-		-
Depreciation and amortization		-		-
Accretion of debt discounts		-		
Stock-based transaction expense		-		
Loss on disposed fixed assets		-		
Discontinued operations		-		
Changes in operating assets and liabilities				(97,658)
Net Cash Used In Operating Activiti			$	(1,611,988)
Cash Flows from Investing Activities:		-		-
Purchases of property and equipment		-		-
Investment in intellectual property		-		(20,623)
Net Cash Provided By Investing Activities		-		(20,623)
Cash Flows from Financing Activities:				
Proceeds from issuance of common stock				10,550
Proceeds from issuance of warrants				553,350
Proceeds from issuance of beneficial conversion feature				(250,004)
Proceeds from issuance of long-term debt				588,734
Payment of debt issuance costs				514,042
Payment of fractional shares				-
Proceeds from note payables				175,791
Net Cash Provided By Financing Activities				1,592,463
Foreign Currency Translation				
Net Change in Cash				(19,525)
Cash and Cash Equivalents - Beginning of Year				19,525
Cash and Cash Equivalents - End of Year	$	-	$	-

The accompanying notes are an integral part of these financial statements.

F-5



FP: truCrowd

Drone Guarder Inc.
370 Amapola Avenue
Suite 200A
Torrance CA 90501

OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000,000**	**$20,000**	**$8,400**
Maximum Amount	**50,000,000**	**$250,000**	**$220,000**

Drone Guarder, Inc.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
January 31, 2020
(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Drone Guarder, Inc. (Formerly Vopia, Inc.) was incorporated as Blue Fashion Corp. under the laws of the State of Nevada on May 14, 2012. The Company is an early stage security and surveillance company focusing on commercializing a drone enhanced home security system as a turnkey solution. On August 5, 2014, the Company changed its name to Vopia, Inc. On March 24, 2017, the Company changed its name to Drone Guarder, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of Drone Guarder, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for the financial statements to be not misleading have been reflected herein.

Accounting Basis

The Company uses the accrual basis of accounting and accounting principles generally accepted in the United States of America ("GAAP" accounting). The Company has adopted a January 31 fiscal year end.

Cash and Cash Equivalents

The Company considers all highly liquid investments with the original maturities of three months or less to be cash equivalents. The Company had $0 and $0 of cash as of January 31, 2020 and 2019, respectively.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents and amounts due to shareholder. The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these financial statements.


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

Income Taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue when products are fully delivered or services have been provided and collection is reasonably assured.

Stock-Based Compensation

Stock-based compensation is accounted for at fair value in accordance with ASC Topic 718. To date, the Company has not adopted a stock option plan and has not granted any stock options.

Basic Income (Loss) Per Share
Basic income (loss) per share is calculated by dividing the Company's net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company's net income available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. There are no such common stock equivalents outstanding As of January 31, 2020.

Comprehensive Income
The Company has which established standards for reporting and display of comprehensive income, its components and accumulated balances. When applicable, the Company would disclose this information on its Statement of Stockholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners. The Company has not had any significant transactions that are required to be reported in other comprehensive income.

Recent Accounting Pronouncements
In May 2014, and later amended in August 2015, the Financial Accounting Standards Board ("FASB") issued new Accounting Standards Update ("ASU") regarding revenue recognition under GAAP. This new guidance


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

will supersede nearly all existing revenue recognition guidance, and is effective for public entities for annual and interim periods beginning after December 31, 2017. Early adoption is permitted for reporting periods beginning after December 15, 2016. The Company adopted the standard effective January 1, 2018 with no impact on the Company's financial statements.

NOTE 3 – INVESTMENT IN INTELLECTUAL PROPERTY

On February 24, 2017, the Company paid $20,000 as an initial payment toward software development related to the Drone Guarder technology. In addition, the Company has paid $18,394 in additional software development costs to January 31, 2019. On October 2, 2017, the Company issued 500,000 common shares of capital stock with a deemed value of $57,500 for services related to the development of the intellectual property.

The Company amortize its acquired intangible assets with definite lives over the estimated economic life of the completed product once it has been completed. As at January 31, 2019, the company's business has been impaired and the company temporarily ceased operation. The balance on Investment in intellectual property was written off because the company temporarily ceased operation since October 31, 2018.

NOTE 4 – LOANS FROM DIRECTOR AND SHAREHOLDER

As of January 31, 2020 the Company has no outstanding loans from/to director or shareholders.

NOTE 5 – ADVANCES FROM RELATED PARTY

As of January 31, 2020 the Company has no outstanding advance from/to related party.

NOTE 6 – NOTES PAYABLE

On November 20, 2014 the Company issued a promissory note payable in the amount of $10,000. The note bears interest at 10% per annum and is due on demand. For the year ended January 31, 2015, this note was recorded in error as an advance from related party, when it should have been recorded as a note payable. This has been reclassified on the balance sheet as of January 31, 2016.

On June 24, 2015 the Company issued a promissory note payable in the amount of $12,500. The note bears interest at 10% per annum and is due on demand.

On December 10, 2015 the Company issued a promissory note payable in the amount of $15,000. The note bears interest at 10% per annum and is due on demand.

On December 23, 2016 the Company issued a promissory note payable in the amount of $25,000. The note bears interest at 10% per annum and is due on demand.

On February 6, 2017 the Company issued a promissory note payable in the amount of $55,000. The note bears interest at 10% per annum and is due on demand.

On April 19, 2017 the Company issued a promissory note payable in the amount of $20,000. The note bears interest at 10% per annum and is due on demand.

OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

On May 24, 2017 the Company issued a promissory note payable in the amount of $20,000. The note bears interest at 10% per annum and is due on demand.

On July 5, 2017 the Company issued a promissory note payable in the amount of $20,000. The note bears interest at 10% per annum and is due on demand.

On September 18, 2017 the Company issued a promissory note payable in the amount of $15,000. The note bears interest at 10% per annum and is due on demand.

The balance as of January 31, 2020 and 2019 of notes payable $192,500 and $192,500, respectively.

NOTE 7 – CONVERTIBLE NOTES PAYABLE

On October 17, 2017, the Company entered into a financing arrangement in the principal amount of $445,000 consisting of a convertible promissory note and warrants to purchase common shares of the company. As of January 31, 2020, the company has borrowed $225,000 of the available balance of $ 445,000. The outstanding principal of the Note bears interest at the rate of 10% per annum and is due July 17, 2018. An original debt discount in the amount of $ 25,000 on the issuance of the note and will be amortized over the life of the note.

The Note is convertible at the option of the holder into common stock of the Company at a conversion price of $0.25 per share. A debt discount related to the fixed rate conversion feature in the amount of $66,442 was recorded and is being amortized over the life of the note. In addition, the holder of the note received warrants to purchase shares of the Company's common stock equal to $225,000 divided by the market value of the shares on the date the financing arrangement was entered into. Upon issue, the Company recorded derivative liabilities for the conversion feature of the convertible notes and warrants, based up on the Binomial Fair Value Model and using the following assumptions: an exercise price of $0.25, our stock price on the date of grant $.126 expected dividend yield of 0%, expected volatility of 251.50, risk free interest rate of 1.25 for notes payable and 1.97% for warrants and an expected term of 0.75 years for notes payable and 5 years for warrants. Upon initial valuation, the derivative liability of $168,573 was recorded as a debt discount which is being amortized over the life of the note payable.

The note payable is currently in default. As a result the lender is entitled to increase the interest rate on the note to 22% and to increase the conversion eligible amount of the note by 15% for each major default.

As of January 31, 2020 the derivative liability associated with the note payable and the warrants are $ 0 and the balance of debt discount is $ 0.

On January 17, 2018, the Company issued a convertible note payable the principal amount of $165,000. Principal of the Note bears interest at the rate of 8% per annum and is due January 17, 2019. An original debt discount in the amount of $ 9,000 on the issuance of the note and will be amortized over the life of the note.

The Note is convertible at the option of the holder into common stock of the Company at a conversion price he lesser of the trading price of the common stock on the trading day prior to the closing date of the note or 50% of the lowest trading or closing bid for the common stock during the 20 trading day period immediately prior to conversion.. Upon issue, the Company recorded derivative liabilities for the conversion feature of the convertible notes and warrants, based up on the Binomial Fair Value Model and using the following assumptions: an exercise price of $0.052, our stock price on the date of grant $.024, expected dividend yield of 0%, expected volatility of 113.400, risk free interest rate of 1.79 for notes payable, and remaining term of 1.00

FP: truCrowd

Drone Guarder Inc.
370 Amapola Avenue
Suite 200A
Torrance CA 90501

OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000,000**	**$20,000**	**$8,400**
Maximum Amount	**50,000,000**	**$250,000**	**$220,000**

year. Upon initial valuation, the derivative liability of $156,000 was recorded as a debt discount which is being amortized over the life of the note payable.

As of January 31, 2020, the derivative liability was recalculated using the Binomial Fair Value Model as $ 297,793 and there is an unamortized balance of debt discount of $ 34,375.

On January 22, 2018, the Company issued a convertible note payable the principal amount of $165,000. Principal of the Note bears interest at the rate of 12% per annum and is due October 22, 2018.

The "Conversion Price" will be the lesser of (i) the lowest trading price of our common stock during the twenty-five-day trading period prior to the issue date of the Note and (ii) 50% of the lowest trading price of our common stock during the twenty-five-day trading period prior to the conversion. Upon issue, the Company recorded derivative liabilities for the conversion feature of the convertible notes and warrants, based up on the Binomial Fair Value Model and using the following assumptions: an exercise price of $0.037, our stock price on the date of grant $.079, expected dividend yield of 0%, expected volatility of 113.400, risk free interest rate of 1.79 for notes payable, and remaining term of .75 year. Upon initial valuation, the derivative liability of $165,000 was recorded as a debt discount which is being amortized over the life of the note payable.

As of January 31, 2020, the derivative liability was recalculated using the Binomial Fair Value Model as $663,683.

NOTE 7 – CONVERTIBLE NOTES PAYABLE (CONTINUED)

On May 8, 2018, the Company issued a convertible note payable the principal amount of $125,000. Principal of the Note bears interest at the rate of 8% per annum and is due January 8, 2019.

The "Conversion Price" will be the lesser of (i) the lowest trading price of our common stock during the twenty-five-day trading period prior to the issue date of the Note and (ii) 50% of the lowest trading price of our common stock during the twenty-five-day trading period prior to the conversion. Upon issue, the Company recorded derivative liabilities for the conversion feature of the convertible notes and warrants, based up on the Binomial Fair Value Model and using the following assumptions: an exercise price of $0.024, our stock price on the date of grant $.05, expected dividend yield of 0%, expected volatility of 137.100, risk free interest rate of 2.44 for notes payable, and remaining term of .75 year. Upon initial valuation, the derivative liability of $125,000 was recorded as a debt discount which is being amortized over the life of the note payable.

As of January 31, 2020, the derivative liability was recalculated using the Binomial Fair Value Model as $ 225,674 and there is an unamortized balance of debt discount of $ 48,611.

On May 10, 2018, the Company issued a convertible note payable the principal amount of $125,000. Principal of the Note bears interest at the rate of 12% per annum and is due January 9, 2019.

The "Conversion Price" will be the lesser of (i) the lowest trading price of our common stock during the twenty-five-day trading period prior to the issue date of the Note and (ii) 50% of the lowest trading price of our common stock during the twenty-five-day trading period prior to the conversion. Upon issue, the Company recorded derivative liabilities for the conversion feature of the convertible notes and warrants, based up on the Binomial Fair Value Model and using the following assumptions: an exercise price of $0.024, our stock price on the date of grant $.05, expected dividend yield of 0%, expected volatility of 137.100, risk free interest rate of


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

2.44 for notes payable, and remaining term of .75 year. Upon initial valuation, the derivative liability of $125,000 was recorded as a debt discount which is being amortized over the life of the note payable.

As of January 31, 2020, the derivative liability was recalculated using the Binomial Fair Value Model as $225,674 and there is an unamortized balance of debt discount of $ 48,611.

On August 1, 2018, Drone Guarder, Inc., a Nevada corporation (the "Company") entered into a Securities Purchase Agreement (the "Power Up SPA") with Power Up Lending Group Ltd. ("Power Up") pursuant to which Power Up purchased a convertible promissory note evidencing a loan of $153,000. On August 1, 2018, the Company issued Power Up a convertible note totaling $153,000 (the "Power Up Note"). The Power Up Note entitles the holder to 12% interest per annum and matures on May 15, 2019.

Power Up may convert the Power Up Note into shares of the Company's common stock beginning on the date which is 180 days from the issuance date of the Power Up Note, at a price equal to 65% of the lowest two (2) trading prices during the 20 trading day period ending on the last complete trading date prior to the date of conversion, provided, however, that Power Up may not convert the Power Up Note to the extent that such conversion would result in Power Up's beneficial ownership being in excess of 4.99% of the Company's issued and outstanding common stock together with all shares owned by Power Up and its affiliates. The beneficial ownership limitation may not be waived by Power Up. Upon issue, the Company recorded derivative liabilities for the conversion feature of the convertible notes and warrants, based up on the Binomial Fair Value Model and using the following assumptions: an exercise price of $0.0143, our stock price on the date of grant $.022, expected dividend yield of 0%, expected volatility of 131.300, risk free interest rate of 2.16 for notes payable, and remaining term of .80 year. . Upon initial valuation, the derivative liability of $149,884 was recorded as a debt discount which is being amortized over the life of the note payable.

As of January 31, 2020, the derivative liability was recalculated using the Binomial Fair Value Model as $204,305 and there is an unamortized balance of debt discount of $ 99,923.

On August 29, 2018, Drone Guarder, Inc., a Nevada corporation (the "Company") entered into a Securities Purchase Agreement (the "Power Up SPA") with Power Up Lending Group Ltd. ("Power Up") pursuant to which Power Up purchased a convertible promissory note evidencing a loan of $78,000. On August 29, 2018, the Company issued Power Up a convertible note of $78,000 (the "Power Up Note"). The Power Up Note entitles the holder to 12% interest per annum and matures on June 19, 2019.

Power Up may convert the Power Up Note into shares of the Company's common stock beginning on the date which is 180 days from the issuance date of the Power Up Note, at a price equal to 65% of the lowest two (2) trading prices during the 20 trading day period ending on the last complete trading date prior to the date of conversion, provided, however, that Power Up may not convert the Power Up Note to the extent that such conversion would result in Power Up's beneficial ownership being in excess of 4.99% of the Company's issued and outstanding common stock together with all shares owned by Power Up and its affiliates. The beneficial ownership limitation may not be waived by Power Up. Upon issue, the Company recorded derivative liabilities for the conversion feature of the convertible notes and warrants, based up on the Binomial Fair Value Model and using the following assumptions: an exercise price of $0.0117, our stock price on the date of grant $.018, expected dividend yield of 0%, expected volatility of 131.300, risk free interest rate of 2.16 for notes payable, and remaining term of .80 year. . Upon initial valuation, the derivative liability of $76,411 was recorded as a debt discount which is being amortized over the life of the note payable.



OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

As of January 31, 2020, the derivative liability was recalculated using the Binomial Fair Value Model as $ 104,122 and there is an unamortized balance of debt discount of $ 50,941.

On October 11, 2018, Drone Guarder, Inc., a Nevada corporation (the "Company") entered into a Securities Purchase Agreement (the "Power Up SPA") with Power Up Lending Group Ltd. ("Power Up") pursuant to which Power Up purchased a convertible promissory note evidencing a loan of $53,000. On August 1, 2018, the Company issued Power Up a convertible note of $53,000 (the "Power Up Note"). The Power Up Note entitles the holder to 12% interest per annum and matures on July 30, 2019.

Power Up may convert the Power Up Note into shares of the Company's common stock beginning on the date which is 180 days from the issuance date of the Power Up Note, at a price equal to 65% of the lowest two (2) trading prices during the 20 trading day period ending on the last complete trading date prior to the date of conversion, provided, however, that Power Up may not convert the Power Up Note to the extent that such conversion would result in Power Up's beneficial ownership being in excess of 4.99% of the Company's issued and outstanding common stock together with all shares owned by Power Up and its affiliates. The beneficial ownership limitation may not be waived by Power Up. Upon issue, the Company recorded derivative liabilities for the conversion feature of the convertible notes and warrants, based up on the Binomial Fair Value Model and using the following assumptions: an exercise price of $0.0061, our stock price on the date of grant $.012, expected dividend yield of 0%, expected volatility of 131.300, risk free interest rate of 2.44 for notes payable , and remaining term of .80 year. . Upon initial valuation, the derivative liability of $70,200 was recorded as a debt discount which is being amortized over the life of the note payable.

As of January 31, 2020, the derivative liability was recalculated using the Binomial Fair Value Model as $ 75,335 and there is an unamortized balance of debt discount of $ 35,344.

On issuance of the notes payable, financing fees and legal fees of $ 93,600 were deducted from loan proceeds. These have been deferred and are being amortized over the terms of the loans. During the period ended January 31, 2019, $ 67,529 of the deferred financing costs was amortized. The balance of deferred financing costs as at January 31, 2019 is $ 26,071.

During the period ended January 31, 2019, the Company issued 9,550,000 shares of common stock in settlement of promissory notes in the amount of $43,900.

NOTE 8 – EQUITY

The Company has 5,000,000,000, $0.001 par value shares of common stock authorized.

Effective September 9, 2014 the Company's board of directors and majority of its shareholders approved a 20 for 1 forward split of the Company's common stock.

On October 2, 2017, the Company agreed to issue 500,000 shares of common stock valued at $ 57,500 for consulting services, which has been capitalized as part of investment in intellectual property.

During the period ended January 31, 2019, the Company issued 9,550,000 shares of common stock in settlement of promissory notes in the amount of $43,900

On July 16, 2018, pursuant to Article III of our Articles of Incorporation, our Board of Directors voted to designate a class of preferred stock entitled Series A Preferred Stock, consisting of up 1,000,000 shares, par value $0.001. Under the Certificate of Designation, holders of Series A Preferred Stock will participate on an

OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

equal basis per-share with holders of our common stock in any distribution upon winding up, dissolution, or liquidation. Holders of Series A Preferred Stock are entitled to vote together with the holders of our common stock on all matters submitted to shareholders at a rate of 1,000 votes for each share held. Holders of Series A Preferred Stock are entitled to convert each share held for 10 shares of common stock.

On July 16, 2018, we issued to an officer 1,000,000 shares of our newly created Series A Preferred Stock in lieu of the 10,000,000 shares of common stock owed to him under his employment agreement, valued on the date of issuance at $520,000.

There were 142,950,000 shares of common stock and 1,000,000 shares of Series A Preferred Stock issued and outstanding As of January 31, 2020.

NOTE 9– RELATED PARTY TRANSACTIONS

As of January 31, 2020, the company has no related party transaction.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Effective May 3, 2017, the Company entered into an employment agreement with its new chief executive officer. Under the agreement, the Company agreed to compensate the officer $36,000 annually and to provide him with 10 million shares of common stock, if the agreement is renewed after the first year. During the year ended January 31, 2018, a pro-rated accrual of $333,333 of management compensation was recorded in the financial statements based on the share value of $0.052 per share and recorded as accrued expenses-related party. For the period ended January 31, 2019 an additional accrual of $187,000 of management compensation has been recorded in the financial statements based on the share value of $0.052 per share value when the shares were issued. On May 25, 2018, the Company renewed the employment agreement of the officer and the shares were issued. As at January 31, 2019, the company's business has been impaired and the company temporarily ceased operation. No further management compensation was recorded.

NOTE 11 – GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principle, which contemplate continuation of the Company as a going concern. However, the Company had no revenues As of January 31, 2020. The Company had limited working capital and has not completed its efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time.

Management anticipates that the Company will be dependent, for the near future, on additional investment capital to fund operating expenses The Company intends to position itself so that it may be able to raise additional funds through the capital markets. In light of management's efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

NOTE 12 – SUBSEQUENT EVENTS

In accordance with ASC 855-10, the Company has analyzed its operations subsequent to January 31, 2019 through the date these financial statements were issued and has determined that, aside from that set forth below, it does not have any material subsequent events to disclose in these financial statements.

Management has evaluated subsequent events through the date of filing the consolidated financial statements with OTC Markets, the date the consolidated financial statements were available to be issued. Management is


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

not aware of any significant events that occurred subsequent to the balance sheet date that would have a material effect on the consolidated financial statements thereby requiring adjustment or disclosure, other than those noted below:

On July 14, 2021, pursuant to a Securities Purchase Agreement, Video River Networks (NIHK), an Electric Vehicles and Battery Technology holding company, acquired control of the Company by purchasing majority (5.5 million) of the (10 million) issued and outstanding shares of the super-voting preferred stocks of the company. After the close of the transaction, the Company elected Frank I Igwealor as the new director, Executive Chairman and Co-CEO of the company. On August, pursuant to a second Securities Purchase Agreement dated, July 29, 2021, NIHK purchased the remaining (4.5 million) of the (10 million) issued and outstanding shares of the super-voting preferred stocks of the company. After gaining full control of the (10 million) issued and outstanding shares of the super-voting preferred stocks of the company, the Company elected Frank I Igwealor as its president, secretary and treasurer.

On July 15, 2021, the Company elected Mr. Robert E Altermatt, a 25 years veteran of Northrop Grumman Aerospace division to become a director of the company.


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

Form **1120** — U.S. Corporation Income Tax Return
Department of the Treasury
Internal Revenue Service

OMB No. 1545-0123

For calendar year 2020 or tax year beginning February 1, 2020, ending January 31, 20 21

▶ Go to www.irs.gov/Form1120 for instructions and the latest information.

2020

A Check if:
1a Consolidated return (attach Form 851) ☐
b Life/nonlife consolidated return ☐
2 Personal holding co. (attach Sch. PH) ☐
3 Personal service corp. (see instructions) ☐
4 Schedule M-3 attached ☐

TYPE OR PRINT

Name: Drone Guarder Inc.
Number, street, and room or suite no. If a P.O. box, see instructions.
370 Amapola Avenue Suite 200A
City or town, state or province, country, and ZIP or foreign postal code
Torrance CA 90501

B Employer identification number: 39-2079422
C Date incorporated: 05/14/2012
D Total assets (see instructions): $ 0

E Check if: (1) ☐ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change

Income

1a	Gross receipts or sales	0
b	Returns and allowances	0
c	Balance. Subtract line 1b from line 1a	0
2	Cost of goods sold (attach Form 1125-A)	0
3	Gross profit. Subtract line 2 from line 1c	0
4	Dividends and inclusions (Schedule C, line 23)	0
5	Interest	0
6	Gross rents	0
7	Gross royalties	0
8	Capital gain net income (attach Schedule D (Form 1120))	0
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)	0
10	Other income (see instructions—attach statement)	0
11	Total income. Add lines 3 through 10	0

Deductions (See instructions for limitations on deductions.)

Line	Description	Amount
12	Compensation of officers (see instructions—attach Form 1125-E)	0
13	Salaries and wages (less employment credits)	0
14	Repairs and maintenance	0
15	Bad debts	0
16	Rents	0
17	Taxes and licenses	0
18	Interest (see instructions)	0
19	Charitable contributions	0
20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)	0
21	Depletion	0
22	Advertising	0
23	Pension, profit-sharing, etc., plans	0
24	Employee benefit programs	0
25	Reserved for future use	
26	Other deductions (attach statement)	0
27	Total deductions. Add lines 12 through 26	0
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11.	0
29a	Net operating loss deduction (see instructions)	0
b	Special deductions (Schedule C, line 24)	0
c	Add lines 29a and 29b	0

Tax, Refundable Credits, and Payments

Line	Description	Amount
30	Taxable income. Subtract line 29c from line 28. See instructions	0
31	Total tax (Schedule J, Part I, line 11)	0
32	2020 net 965 tax liability paid (Schedule J, Part II, line 12)	0
33	Total payments, credits, and section 965 net tax liability (Schedule J, Part III, line 23)	0
34	Estimated tax penalty. See instructions. Check if Form 2220 is attached ▶ ☑	0
35	Amount owed. If line 33 is smaller than the total of lines 31, 32, and 34, enter amount owed	0
36	Overpayment. If line 33 is larger than the total of lines 31, 32, and 34, enter amount overpaid	0
37	Enter amount from line 36 you want: Credited to 2021 estimated tax ▶ 0 Refunded ▶	0

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature of officer: (signed) Date: 8/10/21 Title: President and CEO

May the IRS discuss this return with the preparer shown below? See instructions. ☐ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name: N/A
Preparer's signature:
Date:
Check ☐ if self-employed
PTIN:
Firm's name ▶
Firm's EIN ▶
Firm's address ▶
Phone no.

For Paperwork Reduction Act Notice, see separate instructions. Cat. No. 11450Q Form **1120** (2020)


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

Form 1120 (2020)   Page **2**

Schedule C — Dividends, Inclusions, and Special Deductions (see instructions)

		(a) Dividends and inclusions	(b) %	(c) Special deductions (a) × (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		50	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		65	
3	Dividends on certain debt-financed stock of domestic and foreign corporations		See instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities		23.3	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		26.7	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs		50	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs		65	
8	Dividends from wholly owned foreign subsidiaries		100	
9	**Subtotal.** Add lines 1 through 8. See instructions for limitations		See instructions	
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11	Dividends from affiliated group members		100	
12	Dividends from certain FSCs		100	
13	Foreign-source portion of dividends received from a specified 10%-owned foreign corporation (excluding hybrid dividends) (see instructions)		100	
14	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, 12, or 13 (including any hybrid dividends)			
15	Section 965(a) inclusion		See instructions	
16a	Subpart F inclusions derived from the sale by a controlled foreign corporation (CFC) of the stock of a lower-tier foreign corporation treated as a dividend (attach Form(s) 5471) (see instructions)		100	
b	Subpart F inclusions derived from hybrid dividends of tiered corporations (attach Form(s) 5471) (see instructions)			
c	Other inclusions from CFCs under subpart F not included on line 15, 16a, 16b, or 17 (attach Form(s) 5471) (see instructions)			
17	Global Intangible Low-Taxed Income (GILTI) (attach Form(s) 5471 and Form 8992)			
18	Gross-up for foreign taxes deemed paid			
19	IC-DISC and former DISC dividends not included on line 1, 2, or 3			
20	Other dividends			
21	Deduction for dividends paid on certain preferred stock of public utilities			
22	Section 250 deduction (attach Form 8993)			
23	**Total dividends and inclusions.** Add column (a), lines 9 through 20. Enter here and on page 1, line 4			
24	**Total special deductions.** Add column (c), lines 9 through 22. Enter here and on page 1, line 29b			

Form **1120** (2020)


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

Form 1120 (2020)   Page **3**

Schedule J	Tax Computation and Payment (see instructions)

Part I—Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)). See instructions ▶ ☐	
2	Income tax. See instructions	2
3	Base erosion minimum tax amount (attach Form 8991)	3
4	Add lines 2 and 3	4
5a	Foreign tax credit (attach Form 1118)	5a
b	Credit from Form 8834 (see instructions)	5b
c	General business credit (attach Form 3800)	5c
d	Credit for prior year minimum tax (attach Form 8827)	5d
e	Bond credits from Form 8912	5e
6	**Total credits.** Add lines 5a through 5e	6
7	Subtract line 6 from line 4	7
8	Personal holding company tax (attach Schedule PH (Form 1120))	8
9a	Recapture of investment credit (attach Form 4255)	9a
b	Recapture of low-income housing credit (attach Form 8611)	9b
c	Interest due under the look-back method—completed long-term contracts (attach Form 8697)	9c
d	Interest due under the look-back method—income forecast method (attach Form 8866)	9d
e	Alternative tax on qualifying shipping activities (attach Form 8902)	9e
f	Interest/tax due under Section 453A(c) and/or Section 453(l)	9f
g	Other (see instructions—attach statement)	9g
10	**Total.** Add lines 9a through 9g	10
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31	11

Part II—Section 965 Payments (see instructions)

12	2020 net 965 tax liability paid from Form 965-B, Part II, column (k), line 4. Enter here and on page 1, line 32	12

Part III—Payments, Refundable Credits, and Section 965 Net Tax Liability

13	2019 overpayment credited to 2020	13
14	2020 estimated tax payments	14
15	2020 refund applied for on Form 4466	15 ( )
16	Combine lines 13, 14, and 15	16
17	Tax deposited with Form 7004	17
18	Withholding (see instructions)	18
19	**Total payments.** Add lines 16, 17, and 18	19
20	Refundable credits from:	
a	Form 2439	20a
b	Form 4136	20b
c	Reserved for future use	20c
d	Other (attach statement—see instructions)	20d
21	**Total credits.** Add lines 20a through 20d	21
22	2020 net 965 tax liability from Form 965-B, Part I, column (d), line 4. See instructions	22
23	**Total payments, credits, and section 965 net tax liability.** Add lines 19, 21, and 22. Enter here and on page 1, line 33	23

Form **1120** (2020)


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

Form 1120 (2020)   Page 4

Schedule K   Other Information (see instructions)   Yes | No

1   Check accounting method: a ☐ Cash   b ☐ Accrual   c ☐ Other (specify) ▶ _____

2   See the instructions and enter the:

a   Business activity code no. ▶ _____

b   Business activity ▶ _____

c   Product or service ▶ _____

3   Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group? . . . .

    If "Yes," enter name and EIN of the parent corporation ▶ _____

4   At the end of the tax year:

a   Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt
    organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the
    corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G) . . . . .

b   Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all
    classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G) .

5   At the end of the tax year, did the corporation:

a   Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of
    any foreign or domestic corporation not included on **Form 851**, Affiliations Schedule? For rules of constructive ownership, see instructions.

    If "Yes," complete (i) through (iv) below.

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

b   Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership
    (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions.

    If "Yes," complete (i) through (iv) below.

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Country of Organization	(iv) Maximum Percentage Owned in Profit, Loss, or Capital

6   During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in
    excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316 . . . .

    If "Yes," file **Form 5452**, Corporate Report of Nondividend Distributions. See the instructions for Form 5452.

    If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.

7   At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all
    classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock?   .

    For rules of attribution, see section 318. If "Yes," enter:

    (a) Percentage owned ▶ _____ and (b) Owner's country ▶ _____

    (c) The corporation may have to file **Form 5472**, Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign
    Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ▶ _____

8   Check this box if the corporation issued publicly offered debt instruments with original issue discount . . . . . ▶ ☐

    If checked, the corporation may have to file **Form 8281**, Information Return for Publicly Offered Original Issue Discount Instruments.

9   Enter the amount of tax-exempt interest received or accrued during the tax year ▶ $ _____

10 Enter the number of shareholders at the end of the tax year (if 100 or fewer) ▶ _____

11 If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here (see instructions) ▶ ☐

    If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached
    or the election will not be valid.

12 Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on
    page 1, line 29a.) . . . . ▶ $ _____

Form **1120** (2020)


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

Form 1120 (2020)   Page **5**

Schedule K	Other Information *(continued from page 4)*	Yes	No

13 Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000?

If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year ▶ $ _____

14 Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions

If "Yes," complete and attach Schedule UTP.

15a Did the corporation make any payments in 2020 that would require it to file Form(s) 1099?

  b If "Yes," did or will the corporation file required Form(s) 1099?

16 During this tax year, did the corporation have an 80%-or-more change in ownership, including a change due to redemption of its own stock?

17 During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?

18 Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?

19 During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code?

20 Is the corporation operating on a cooperative basis?

21 During the tax year, did the corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions

If "Yes," enter the total amount of the disallowed deductions ▶ $ _____

22 Does the corporation have gross receipts of at least $500 million in any of the 3 preceding tax years? (See sections 59A(e)(2) and (3))

If "Yes," complete and attach Form 8991.

23 Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during the tax year? See instructions

24 Does the corporation satisfy one or more of the following? See instructions

  a The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.

  b The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $26 million and the corporation has business interest expense.

  c The corporation is a tax shelter and the corporation has business interest expense.

If "Yes," complete and attach Form 8990.

25 Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?

If "Yes," enter amount from Form 8996, line 15 . . . . ▶ $

26 Since December 22, 2017, did a foreign corporation directly or indirectly acquire substantially all of the properties held directly or indirectly by the corporation, and was the ownership percentage (by vote or value) for purposes of section 7874 greater than 50% (for example, the shareholders held more than 50% of the stock of the foreign corporation)? If "Yes," list the ownership percentage by vote and by value. See instructions

Percentage: By Vote _____   By Value _____

Form **1120** (2020)



Drone Guarder Inc.
370 Amapola Avenue
Suite 200A
Torrance CA 90501

OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000,000**	**$20,000**	**$8,400**
Maximum Amount	**50,000,000**	**$250,000**	**$220,000**

Form 1120 (2020) Page **6**

Schedule L **Balance Sheets per Books**

	Assets	Beginning of tax year (a)	(b)	End of tax year (c)	(d)
1	Cash				
2a	Trade notes and accounts receivable				
b	Less allowance for bad debts	( )		( )	
3	Inventories				
4	U.S. government obligations				
5	Tax-exempt securities (see instructions)				
6	Other current assets (attach statement)				
7	Loans to shareholders				
8	Mortgage and real estate loans				
9	Other investments (attach statement)				
10a	Buildings and other depreciable assets				
b	Less accumulated depreciation	( )		( )	
11a	Depletable assets				
b	Less accumulated depletion	( )		( )	
12	Land (net of any amortization)				
13a	Intangible assets (amortizable only)				
b	Less accumulated amortization	( )		( )	
14	Other assets (attach statement)				
15	Total assets				
	Liabilities and Shareholders' Equity				
16	Accounts payable				
17	Mortgages, notes, bonds payable in less than 1 year				
18	Other current liabilities (attach statement)				
19	Loans from shareholders				
20	Mortgages, notes, bonds payable in 1 year or more				
21	Other liabilities (attach statement)				
22	Capital stock: a Preferred stock				
	b Common stock				
23	Additional paid-in capital				
24	Retained earnings—Appropriated (attach statement)				
25	Retained earnings—Unappropriated				
26	Adjustments to shareholders' equity (attach statement)				
27	Less cost of treasury stock		( )		( )
28	Total liabilities and shareholders' equity				

Schedule M-1 **Reconciliation of Income (Loss) per Books With Income per Return**

Note: The corporation may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books		7	Income recorded on books this year not included on this return (itemize): Tax-exempt interest $	
2	Federal income tax per books				
3	Excess of capital losses over capital gains				
4	Income subject to tax not recorded on books this year (itemize):		8	Deductions on this return not charged against book income this year (itemize):	
5	Expenses recorded on books this year not deducted on this return (itemize):		a	Depreciation $	
a	Depreciation $		b	Charitable contributions $	
b	Charitable contributions $				
c	Travel and entertainment $				
			9	Add lines 7 and 8	
6	Add lines 1 through 5		10	Income (page 1, line 28)—line 6 less line 9	

Schedule M-2 **Analysis of Unappropriated Retained Earnings per Books (Schedule L, Line 25)**

1	Balance at beginning of year		5	Distributions: a Cash	
2	Net income (loss) per books			b Stock	
3	Other increases (itemize):			c Property	
			6	Other decreases (itemize):	
			7	Add lines 5 and 6	
4	Add lines 1, 2, and 3		8	Balance at end of year (line 4 less line 7)	

Form **1120** (2020)


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

CERTIFICATION

I, Frank I Igwealor, certify that:

(1)   the financial statements of Drone Guarder Inc. included in this Form are true and complete in all material respects; and

(2)   the tax return information of Drone Guarder Inc. included in this Form reflects accurately the information reported on the tax return for Drone Guarder Inc. filed for the fiscal year ended January 31, 2021.





8/10/2021

President and CEO   Date


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer?
        ☐ Yes ☑ No

        (B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        (C) engaging in savings association or credit union activities? ☐ Yes ☑ No

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

If Yes, explain:

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

If Yes, explain:

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

COVID Relief Disclosures

Offering Maximum
In reliance on Reg. CF Rule 201(bb) of this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: May 30th

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: www.droneguarderinc.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:


OFFERING STATEMENT

4,000,000	Shares of Common Stock at $0.005 per Share		
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days.


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

Exhibit A: SAMPLE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY TRUCROWD INC. (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT


OFFERING STATEMENT

4,000,000	Shares of Common Stock at $0.005 per Share		
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

The Company:


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

Drone Guarder Inc.
370 Amapola Avenue
Suite 200A
Torrance CA 90501

1. <u>Subscription</u>.

    1. The undersigned ("Subscriber") hereby irrevocably subscribes for and agrees to purchase Common Stock (singular - the "Security" or plural - the "Securities"), of: **Drone Guarder Inc.**, a Nevada Corporation (the "Company"), at a purchase price of $).005 (the "Per Security Price"), upon the terms and conditions set forth herein. The rights of the Security are as set forth in the Company bylaws and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

    2. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

    3. This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

    4. The aggregate number of Securities sold shall not exceed the Maximum Number of Units, as set in the Form C filed in relation to this offering with the SEC (the "Oversubscription Offering"). The Company may accept subscriptions until the "Termination Date" as set in the Form C filed with the SEC in relation to this offering. Providing that subscriptions equaling or exceeding the "Minimum Offering" as set forth in the Form C filed with the SEC, the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

    5. In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

    6. The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber, terms of this Subscription Agreement.

Purchase Procedure.

1. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities by cash, ACH electronic transfer or wire transfer to an account designated by the Company, or by any combination of such methods.

2. Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds, check or other means approved by the Company at least two days prior to the applicable Closing Date, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by the "Transfer Agent" designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3.   Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

1. Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Nevada. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

2. Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

3. Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

4. Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

5. No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Capitalization. The authorized and outstanding units securities of the Company immediately prior to the initial investment in the Securities is as set forth under "Securities being Offered" in the Offering Circular. Except as set forth in the Offering Circular, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), or agreements of any kind (oral or written) for the purchase or acquisition from the Company of any of its securities.

7. Financial statements. Complete copies of the Company's consolidated financial statements (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Circular. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the consolidated financial condition of


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

8. Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

9. Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

1. Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

2. Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

3. Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of



OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

4. <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

   1. To the Company;
   2. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
   3. As part of an offering registered under the Securities Act with the SEC; or
   4. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

5. <u>Investment Limits</u>. Subscriber represents that either:

   1. Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than(A) 5% of the lower of its annual income or net worth, or (B) $2,200; or
   2. Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

6. <u>Shareholder information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

7. <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

8. <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

9. <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

10. <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Proxy.</u>

(a)   The Subscriber hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The CEO is an intended third-party


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b)   Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)   The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

6.   <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7.   <u>Indemnity</u>. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8.   <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Nevada.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT. HOWEVER, NOTHING IN THIS PARAGRAPH SHALL BE CONSTRUED TO BE APPLICABLE TO ANY ACTION ARISING UNDER THE FEDERAL SECURITIES LAWS.



FP: truCrowd

Drone Guarder Inc.
370 Amapola Avenue
Suite 200A
Torrance CA 90501

OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**4,000,000**	**$20,000**	**$8,400**
Maximum Amount	**50,000,000**	**$250,000**	**$220,000**

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. BY AGREEING TO THIS PROVISION, EACH SUBSCRIBER WILL NOT BE DEEMED TO HAVE WAIVED THE COMPANY'S COMPLIANCE WITH U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

9. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

PHYSICAL: **370 Amapola Avenue**
Suite 200A
Torrance CA 90501

DIGITAL: **admin@droneguarderinc.com**

Attn: **Frank I. Igwealor**

If to a Subscriber:

to Subscriber's address as shown on the signature page hereto


OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10.   Miscellaneous.

1.   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.
2.   This Subscription Agreement is not transferable or assignable by Subscriber.
3.   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.
4.   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.
5.   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.
6.   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.
7.   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.
8.   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.
9.   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.
10. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.
11. If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to



OFFERING STATEMENT

4,000,000 Shares of Common Stock at $0.005 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	4,000,000	$20,000	$8,400
Maximum Amount	50,000,000	$250,000	$220,000

the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

12. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase the Security of the Company. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The number of common shares of the Security the undersigned hereby irrevocably subscribes for is: %%UNIT_COUNT%%

(b)   The aggregate purchase price (based on a purchase price of $0.005 per Security) the undersigned hereby irrevocably subscribes for is: %%AMOUNT%%

(c)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

Investor Signature:

%%INVESTOR_NAME%%

(print name of owner or joint owners)

%%INVESTOR_SIGNATURES%%

Company Signature:

This   Subscription   is   accepted   on
%%EXECUTION_TIME_LEGAL%%

By: Drone Guarder

%%ISSUER_SIGNATURE%%